UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-41425

金太阳健康科技集团有限公司

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-1, as amended (Registration Number: 333-285857) of Golden Sun Health Technology Group Limited, a Cayman Islands exempted company (the “Company”), declared effective by the Securities and Exchange Commission (“SEC”) on March 25, 2025 (“Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 27, 2025, the Company received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has evidenced compliance with Nasdaq Listing Rule 5550(b)(1) (the “Minimum Stockholders’ Equity Rule”) and all other applicable criteria for continued listing on The Nasdaq Capital Market. Nasdaq will continue to monitor the Company to ensure its ongoing compliance with the Minimum Stockholders’ Equity Rule and, if at the time of the filing of the Company’s next periodic financial statements the Company does not evidence compliance with the Minimum Stockholders’ Equity Rule, the Company may again be subject to delisting. In such event, the Staff would provide written notice of the deficiency the Company, which the Company may appeal to a Nasdaq Hearings Panel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date: August 29, 2025

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